Pursuant to Rule 433

Dated November 5, 2013

Registration Statement on Form S-3 (No. 333-187742)

Relating to

Preliminary Prospectus Supplement Dated November 5, 2013 and

Prospectus dated April 5, 2013

$300,000,000

4.650% SENIOR NOTES DUE 2023

SUMMARY OF TERMS

Issuer:	Aspen Insurance Holdings Limited, a Bermuda holding company
Expected Ratings*:	Baa2 (Moody’s) (Stable) / BBB+ (S&P) (Stable)
Principal Amount:	$300,000,000
Issue Price:	99.889%
Trade Date:	November 5, 2013
Settlement Date:	November 13, 2013 (T + 5)
Maturity Date:	November 15, 2023
Security Type:	Senior Unsecured Fixed Rate Notes
Gross Proceeds to Issuer:	$299,667,000
Net Proceeds to Issuer (after underwriting discounts and commissions):	$297,717,000
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Coupon:	4.650% per annum
Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2014
Yield to Maturity:	4.664%
Treasury Benchmark:	2.500% due August 15, 2023
Treasury Yield:	2.664%
Spread to Treasury Benchmark:	200 basis points
Make-Whole Call Payment:	US Treasury + 30 basis points
CUSIP; ISIN:	04530D AD4;US04530DAD49
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC Lloyds Securities Inc. U.S. Bancorp Investments, Inc.

*	None of these ratings is a recommendation to buy, hold or sell these Securities. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

Settlement Period: The Issuer expects to deliver the Securities on November 13, 2013, which will be the fifth business day following the date of this term sheet (T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify alternative settlement agreements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-877-603-5847, Citigroup Global Markets Inc., toll-free at 1-800-831-9146, Deutsche Bank Securities Inc., toll-free at 1-800-503-4611 or HSBC Securities (USA) Inc., toll-free at 1-866-811-8049.

This communication should be read in conjunction with the preliminary prospectus supplement dated November 5, 2013 and the accompanying prospectus dated April 5, 2013.

2